April 27, 2005

By U.S. Mail

Mr. David Lutz
President and Chief Executive Officer
Wellco Enterprises, Inc.
150 Westwood Circle
Waynesville, NC 28786

	Re:  Wellco Enterprises, Inc
      Form 10-K for the fiscal year ended July 3, 2004
      File No. 1-0555

Dear Mr. Lutz:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief